SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
7/13/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
762,608

8. SHARED VOTING POWER
215,849

9. SOLE DISPOSITIVE POWER
978,457
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
978,457

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.46%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 6 2010. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 5, 2010 there were 11,572,378 shares of common stock outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 978,457 shares of EBI or 8.46% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the past filing on 7/6/10 the following shares of EBI were purchased:

Date:		        Shares:		Price:
07/06/10		22,959		12.9393
07/07/10		11,087		13.0342
07/08/10		6,641		13.1721
07/09/10		3,059		13.2147
07/12/10		19,786		13.2354
07/13/10		34,461		13.3219
07/13/10		72,900		13.3200
07/14/10		17,517		13.3784
07/15/10		8,000		13.4049
07/16/10		23,647		13.2592
07/19/10		21,140		15.0115
07/20/10		50,000		15.0132
07/21/10		25,000		15.0514
07/22/10		11,920		15.2140

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 07/23/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos